Exhibit 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

ZAPATA CORPORATION

Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	March 31, 2003	March 31, 2002
	(unaudited)	(unaudited)

Net income (in thousands)	$750	$1,224
Weighted average common shares outstanding – basic	2,391	2,391
Net income per share – basic	$0.31	$0.51
Dilutive effect of outstanding options	10	5
Weighted average common shares outstanding – diluted	2,401	2,396
Net income per share – diluted	$0.31	$0.51

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